TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34658
January 5, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

<u>Daido Life Insurance Company - 12g3-2(b) Exemption</u>

Ladies and Gentlemen:

In connection with the exemption of Daido Life Insurance Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated December 18, 2003 and entitled "Notice of Resolution of General Meetings of Shareholders Regarding Establishment of T&D Holdings, Inc."; and

2. Press release dated December 25, 2003 and entitled "Merger of Daido Life Customer Services Co., Ltd. and Taiyo Life Office Support Co., Ltd. (Establishment of Administrative Service Company)".

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

H. Shibata

Hironori Shibata

Enclosure

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December 18, 2003
Taiyo Life Insurance Company
(Security Code: 8796)
Daido Life Insurance Company
(Security Code: 8799)

Notice of Resolution of General Meetings of Shareholders Regarding Establishment of "T&D Holdings, Inc."

Today, extraordinary general meetings of shareholders of Taiyo Life Insurance Company (Masahiro Yoshiike: Representative Director and President), Daido Life Insurance Company (Naoteru Miyato: Representative Director and President), and T&D Financial Life Insurance Company (Osamu Mizuyama: Representative Director and President) approved the establishment of their joint holding company, "T&D Holdings, Inc.", subject to approval by appropriate authorities.

December 25, 2003
Taiyo Life Insurance Company
(Security Code: 8796)
Daido Life Insurance Company
(Security Code: 8799)

Merger of Daido Life Customer Services Co., Ltd. and Taiyo Life Office Support Co., Ltd. (Establishment of Administrative Service Company)

At the meetings held on December 25, 2003, Board of Directors of Taiyo Life Insurance Company (Taiyo Life; Masahiro Yoshiike: Representative Director and President) and Daido Life Insurance Company (Daido Life; Naoteru Miyato: Representative Director and President) passed a resolution to merge Daido Life Customer Services Co., Ltd. and Taiyo Life Office Support Co., Ltd. and form T&D Customer Services Co., Ltd. (a specialized administrative service company) effective April 1, 2004.

1. Objectives

The administrative operations units of Taiyo Life and Daido Life will be merged as part of the management integration process of T&D Life Group. Through this merger, we intend to improve customer service in terms of speed and quality of administrative operations and to reduce overall cost through the integration of overlapping operations for enhanced competitiveness. We expect total cost reduction of approximately 6.0 billion yen in the following three years mainly through reallocation of work force within T&D Life Group.

2. Merger Method

(1) Daido Life Customer Services Co., Ltd. (wholly owned by Daido Life), the surviving company, will merge with Taiyo Life Office Support Co., Ltd. (wholly owned by Taiyo Life), and change its name to T&D Customer Services Co., Ltd.

(2) A part of employees belonging to Customer Service Dept. of Taiyo Life (Business Service Div., Customer Service Center, a part of Claims & Benefits Div., and a part of Policy Service, Conservation & Premium Receipts Div.) will be transferred to the new subsidiary and their operations will be also transferred.

3. Overview of the Companies to be Merged (as of September 30, 2003)

Trade Name	Daido Life Customer Services Co., Ltd.	Taiyo Life Office Support Co., Ltd.
Principal Business	Back office services	Back office services
Date of establishment	April 2, 1984	July 1, 1994
Address of Head Office	Nishi-ku, Osaka-shi, Osaka	Urawa-ku, Saitama-shi, Saitama Prefecture
Representative	Yoshio Teragaki	Kinya Hongo
Capital	10 million yen	30 million yen
Total Assets	189 million yen	62 million yen
No. of Directors and Employees	290	80
Shareholders	Daido Life Insurance Company 100%	Taiyo Life Insurance Company 100%

4. Overview of the New Company (Date of merger: April 1, 2004)

Trade Name	T&D Customer Services Co., Ltd.
Principal Business	Back office services
Address of Head Office	4-2-18, Harigaya, Urawa-ku, Saitama-shi, Saitama Prefecture
Representative	Kinya Hongo: Representative Director and President
Capital	10 million yen
No. of Employees	Approx. 800
Main Shareholders	

Shareholder	Number of Shares Held	Percentage Ownership
Daido Life	80	50.0 %
Taiyo Life	80	50.0 %
Total	160	100.0 %